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                             December 15, 2023

       Runzhe Zhang
       Chief Executive Officer
       LZ Technology Holdings Limited
       No. 59-2, Wanghai Street, Siming District,
       Xiamen, Fujian Province, 361008
       People   s Republic of China

                                                        Re: LZ Technology
Holdings Limited
                                                            Amendment 3 to
Draft Registration Statement on Form F-1
                                                            Submitted December
5, 2023
                                                            CIK No. 0001967397

       Dear Runzhe Zhang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. Please revise to disclose the percentage of revenue generated by your top three customers for each period
presented, consistent with your disclosures on page 54 and elsewhere.
       Unaudited Condensed Consolidated Statements of Operations and
Comprehensive
       (Loss)/Income, page F-3

   2. Please revise to separately present revenue and related costs of revenue from products and services. Refer to Rule
5-03(b)(1) and (2) of Regulation S-X.
 Runzhe Zhang
FirstName LastNameRunzhe   Zhang
LZ Technology  Holdings Limited
Comapany15,
December  NameLZ
              2023 Technology Holdings Limited
December
Page 2    15, 2023 Page 2
FirstName LastName
       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Kevin (Qixiang) Sun, Esq.